Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Corporation

Labopharm Inc.
480 Armand-Frappier Blvd
Laval, Québec
H7V 4B4
(450) 686-0207

2.	Date of Material Change

March 22, 2011.

3.	News Release

Labopharm Inc. (“Labopharm”) issued a news release on March 22, 2011. A copy of the press release is annexed hereto and forms an integral part hereof.

4.	Summary of Material Change

Labopharm Inc. today announced that it has reduced its workforce, eliminating 38 positions and the appointment of new Chief Financial.

5.	Full Description of Material Change

5.1	Full description of Material Change

Labopharm Inc. today announced that it has reduced its workforce, eliminating 38 positions. Following the reduction, Labopharm will have 94 employees to support its current operations. The reduction in workforce is expected to result in annual cost savings of approximately $3.8 million. Labopharm expects to incur a restructuring charge related to the reduction in workforce of approximately $1.9 million in the first quarter of 2011.

Labopharm also announced the appointment of Sylvain Guénette as Chief Financial Officer.

5.2 Disclosure of Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Mark A. D’Souza, President and Chief Executive Officer, may be contacted at the address and phone number listed in item 1.

9.	Date of Report

March 22, 2011

LABOPHARM INC.

By:  /s/ Mark A. D’Souza
Mark A. D’Souza
President and Chief Executive Officer

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES WORKFORCE REDUCTION AND APPOINTMENT OF NEW CFO

LAVAL, Quebec (March 22, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has reduced its workforce, eliminating 38 positions.

“Although a difficult decision, today’s action will provide the Corporation with additional cost savings as the board of directors and senior management team continue a complete review of the business, including consideration of all available strategic options, as announced last week,” said Mark D’Souza, President and Chief Executive Officer of Labopharm Inc.

Following the reduction, Labopharm will have 94 employees to support its current operations.  The reduction in workforce is expected to result in annual cost savings of approximately $3.8 million.

The Corporation expects to incur a restructuring charge related to the reduction in workforce of approximately $1.9 million in the first quarter of 2011.

Labopharm also announced that Sylvain Guénette has been appointed Chief Financial Officer of the Corporation. Mr. Guénette, a Chartered Accountant, joined Labopharm as Controller in 2002 and was most recently Vice President and Corporate Controller.  Before joining Labopharm, Mr. Guénette was Corporate Controller at Les Systèmes Proxima Ltée and Director of Finance and Operations at the Montreal office of Nurun Inc. Mr. Guenette has also held various finance and accounting positions within the Quebecor Group.

“Sylvain has been an integral part of the finance and accounting team at Labopharm since joining the Corporation nine years ago,” said Mr. D’Souza.  “We look forward to his continued contribution to our organization in his new role as Chief Financial Officer.”

About Labopharm Inc.

Labopharm is focused on realizing value from its portfolio of commercialized products and creating additional value by leveraging its emerging INTELLITAB™ and POLYMERIC NANO-DELIVERY SYSTEMS™ (PNDS™) technology platforms to develop increasingly differentiated products that may provide the potential for attractive return on investment.  For more information, visit www.labopharm.com.

This press release contains forward-looking statements, including statements related to the appropriateness of the Corporation’s workforce, statements related to future opportunities based on the Corporation’s PNDS™ and INTELLITAB™ platforms, which reflect the Corporation's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Corporation’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Corporation’s ability to complete partnering transactions and the terms of any such collaboration, if any, risks related to the market acceptance of the Corporation’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Corporation’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Corporation undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

INTELLITAB™, POLYMERIC NANO-DELIVERY SYSTEMS™, and PNDS™ are trademarks of Labopharm Inc.

For more information, please contact:
At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com